Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-162195
Dated February 9, 2012

Deutsche Bank

Release

NEW YORK	9 February 2012

Deutsche Bank Suspends New Issuance of Seven Exchange Traded Notes, Announces Changes to Underlying Indexes

Deutsche Bank today announced that it will suspend, with immediate effect, any further issuance of seven commodity-based Exchange Traded Notes (ETNs). Trading of the ETNs will not be affected by this suspension, but the products will not be issuing new units to the market. Redemptions of units will continue as described in the prospectus.

The following ETNs are affected:

PowerShares DB Commodity Double Short ETN	(NYSE Arca: DEE)
PowerShares DB Commodity Double Long ETN	(NYSE Arca: DYY)
PowerShares DB Commodity Short ETN	(NYSE Arca: DDP)
PowerShares DB Commodity Long ETN	(NYSE Arca: DPU)
PowerShares DB Agriculture Double Short ETN	(NYSE Arca: AGA, TSX: DAD)
PowerShares DB Agriculture Short ETN	(NYSE Arca: ADZ)
PowerShares DB Agriculture Long ETN	(NYSE Arca: AGF)

As disclosed in the pricing supplement relating to the ETNs under the heading "Risk Factors - The market value of the securities may be influenced by many unpredictable factors," the market value of ETNs may be influenced by, among other things, the levels of supply and demand for the ETNs. It is possible that the suspension, as described above, may influence the market value of the ETNs. The limitations on issuance and sale implemented may cause an imbalance of supply and demand in the secondary market for the ETNs, which may cause the ETNs to trade at a premium or discount in relation to its indicative value. Therefore, any purchase of the ETNs in the secondary market may be at a purchase price significantly different from their indicative value.

Separately, there will be a change in the underlying indexes to which some of the above referenced ETNs are linked. After the close of trading on February 16, 2012, the Deutsche Bank Liquid Commodity Index – Optimum Yield Agriculture™ Excess Return and the Deutsche Bank Liquid Commodity Index– Optimum Yield™ Excess Return will diversify their holdings of wheat futures contracts. The percentage of the indexes’ wheat holdings will not change, nor will the holding of the other components. The indexes’ wheat holdings will now include equal components of futures contracts on wheat traded on the Board of Trade of the City of Chicago, Inc, the Kansas City Board of Trade and the Minneapolis Grain

Issued by press department of Deutsche Bank AG NY 60 Wall Street, New York, NY 10005 Phone: +1 (212) 250-7171	Internet: http://www.db.com http://www.db.com/press E-Mail: press-media-relations.americas@db.com

Exchange, Inc. Up until this change, the entire wheat component of the indexes was comprised of futures contracts on wheat traded on the Board of Trade of the City of Chicago, Inc.

The following ETNs are affected by the index change:

PowerShares DB Agriculture Double Short ETN	(NYSE Arca: AGA, TSX: DAD)
PowerShares DB Agriculture Double Long ETN*	(NYSE Arca: DAG, TSX: DAA)
PowerShares DB Agriculture Short ETN	(NYSE Arca: ADZ)
PowerShares DB Agriculture Long ETN	(NYSE Arca: AGF)
PowerShares DB Commodity Double Long ETN	(NYSE Arca: DYY)
PowerShares DB Commodity Long ETN	(NYSE Arca: DPU)

*DAG creates were suspended on February 14, 2011, but will be affected by the adjustments to DBLCYEAG.

For further information on the products listed above, please visit: http://www.dbfunds.db.com/Notes/index.aspx

For further information, please call:

Deutsche Bank AG

Renee Calabro
Phone: +1(212) 250-5525
renee.calabro@db.com

Investors seeking further information should call:

ALPS	+1 (877) 369-4617
PowerShares	+1 (800) 983-0903

About Deutsche Bank

Deutsche Bank is a leading global investment bank with a substantial private clients franchise. Its businesses are mutually reinforcing. A leader in Germany and Europe, the bank is continuously growing in North America, Asia and key emerging markets. With more than 100,000 employees in 72 countries, Deutsche Bank offers financial services throughout the world. The bank competes to be the leading global provider of financial solutions, creating lasting value for its clients, shareholders, people and the communities in which it operates.

www.db.com

Deutsche Bank AG has filed a registration statement (including a prospectus, prospectus supplement and pricing supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and pricing supplement in that registration statement and other documents that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov . Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and pricing supplement if you so request by calling toll-free 1-877-369-4617.